04017673

S
COMMISSION
49
EPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response...12.00

SEC FILE NUMBER
8-47565

AM 3/29/04

cm 3/25

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Matrix Investment Services Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 19 2004
WASH, D.C.
181

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 17th Street, Suite 1000
(No. and Street)

Denver,	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin C. Hirsh — 303-595-9898
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

707 17th Street, Suite 2700	Denver,	CO	80202
(ADDRESS)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin C. Hirsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Matrix Investment Services Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Sr. Vice President

Title

NOTARY PUBLIC
CONNIE J. SHOEMAKER
STATE OF COLORADO

Notary Public

3/23/08

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss)
- ☐ (d) Statement of Changes in Financial Condition
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

FIRST MATRIX INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Financial Statements and Supplemental Schedules

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon and
Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5)

FIRST MATRIX INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Table of Contents

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report

The Board of Directors
First Matrix Investment Services Corporation:

We have audited the accompanying statements of financial condition of First Matrix Investment Services Corporation (the Company), a wholly owned subsidiary of Matrix Bancorp, Inc., as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Matrix Investment Services Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
February 25, 2004

FIRST MATRIX INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Statements of Financial Condition

December 31, 2003 and 2002

Assets		**2003**	**2002**
Cash and cash equivalents	$	1,600,435	658,832
Restricted cash maintained at clearing organization		100,000	100,000
Accounts receivable due from Parent and affiliated companies		446,698	473,739
Commissions receivable and other accounts receivable		236,537	155,480
Furniture and equipment, net		50,666	42,940
Prepaid expenses and other assets		29,110	34,453
Total assets	$	2,463,446	1,465,444
Liabilities and Stockholder's Equity			
Commissions payable and other liabilities	$	132,656	243,992
Accounts payable due to affiliated company		283,613	118,837
Accounts payable		—	45,078
Accrued income taxes due to affiliated company		58,335	56,701
Accrued expenses		565,446	103,049
Total liabilities		1,040,050	567,657
Stockholder's equity:			
Common stock, $1 par value. Authorized 1,000,000 shares; issued and outstanding 1,000 shares		1,000	1,000
Additional paid-in capital		1,076,000	976,000
Retained earnings (accumulated deficit)		346,396	(79,213)
Total stockholder's equity		1,423,396	897,787
Commitments and contingencies			
Total liabilities and stockholder's equity	$	2,463,446	1,465,444

See accompanying notes to financial statements.

FIRST MATRIX INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Statements of Operations

Years ended December 31, 2003 and 2002

		2003	2002
Revenues:			
Related party brokerage revenue	$	2,910,554	1,487,362
Sale of investment company shares		525,729	745,769
Securities and loan commissions		1,184,315	885,174
Interest and other income		329,941	107,172
Total revenues		4,950,539	3,225,477
Expenses:			
Salaries, commissions, and employee benefits		3,074,044	2,186,008
Commissions and clearance fees paid to other broker-dealers		160,771	134,322
Communications		75,242	85,937
Occupancy and equipment		530,858	351,712
Regulatory fees		7,194	8,398
Other		412,368	382,079
Total expenses		4,260,477	3,148,456
Income before income taxes		690,062	77,021
Income tax expense		264,453	37,339
Net income	$	425,609	39,682

See accompanying notes to financial statements.

FIRST MATRIX INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2003 and 2002

		Common stock	Additional paid-in capital	Retained earnings/ (accumulated deficit)	Total
Balances at December 31, 2001	$	1,000	649,000	(118,895)	531,105
Net income		—	—	39,682	39,682
Capital contribution (from Parent)		—	327,000	—	327,000
Balances at December 31, 2002		1,000	976,000	(79,213)	897,787
Net income		—	—	425,609	425,609
Capital contribution (from Parent)		—	100,000	—	100,000
Balances at December 31, 2003	$	1,000	1,076,000	346,396	1,423,396

See accompanying notes to financial statements.

FIRST MATRIX INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Statements of Cash Flows

Years ended December 31, 2003 and 2002

		2003	2002
Cash flows from operating activities:			
Net income	$	425,609	39,682
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation expense		44,062	19,537
Change in operating assets and liabilities:			
Accounts receivable due from Parent and affiliated companies		27,041	(385,169)
Commissions receivable and other accounts receivable		(81,057)	(85,697)
Prepaid expenses and other assets		5,343	(31,490)
Commissions payable and other liabilities		(111,336)	223,579
Accounts payable due to affiliated company		164,776	(7,831)
Accounts payable		(45,078)	22,501
Accrued income taxes due to affiliated company		1,634	39,066
Accrued expenses		462,397	103,049
Net cash provided by (used in) operating activities		893,391	(62,773)
Cash flows from investing activities:			
Net purchases of furniture and equipment		(51,788)	(31,254)
Restricted cash maintained at clearing organization		—	(75,000)
Net cash used in investing activities		(51,788)	(106,254)
Cash flows from financing activities:			
Capital contributions		100,000	327,000
Increase in cash and cash equivalents		941,603	157,973
Cash and cash equivalents, beginning of year		658,832	500,859
Cash and cash equivalents, end of year	$	1,600,435	658,832

See accompanying notes to financial statements.

FIRST MATRIX INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Notes to Financial Statements

December 31, 2003 and 2002

(1) Organization

On February 5, 1997, Matrix Bancorp, Inc. (Matrix), a thrift holding company, completed the acquisition of the Vintage Group, Inc. (Vintage) with the issuance of 779,592 shares of Matrix's common stock, which was accounted for as a pooling of interests. First Matrix Investment Services Corporation (the Company) was a wholly owned subsidiary of Vintage-Delaware Holdings, Inc., until October 31, 2001 when the Company contributed 100% of its outstanding stock to Matrix Bancorp Trading, Inc. (formerly known as Matrix Capital Markets) (Parent), a wholly owned subsidiary of Matrix. The Company is a broker dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company acts only as an introducing broker-dealer. The Company has offices in Fort Worth, Texas; Memphis, Tennessee; and Denver, Colorado.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements include the accounts of the Company and its operating offices and have been prepared on the accrual basis of accounting.

(b) Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets ranging from two to five years.

(c) Revenue Recognition

Related party brokerage revenue, which represents brokerage fees from the purchase and sale of guaranteed portions of SBA loans and sale of SBA pooled securities on behalf of an affiliate, is recorded on a trade date basis as transactions are executed.

Revenues from the sale of investment company shares, which represent fees from sales of mutual funds directed by clients, and securities and loan commissions revenues and expenses are recorded on a trade date basis as securities transactions are executed.

(d) Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company's results of operations are included in the consolidated federal and state income tax returns of Matrix. The Company is charged or receives the benefit for the taxes applicable to its profits or losses calculated on the basis of filing separate income tax returns.

(Continued)

(e) Cash and Cash Equivalents

The Company considers all unpledged temporary cash investments with a maturity at date of purchase of three months or less to be cash equivalents.

(f) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(g) Reclassifications

Reclassifications of certain amounts in the previously issued financial statements have been made to conform to the financial statement presentation in 2003. Such reclassifications had no effect on net income or stockholder's equity of the entity as previously reported.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2003, the Company had a net capital deficiency of $280,594, which was below its required net capital of $69,336. In connection with a routine examination of the Company's books and records by the National Association of Securities Dealers (NASD), differences were identified between the Company's net capital calculation and the calculation required by the NASD. The NASD identified certain assets which are considered nonallowable for the Company's net capital calculation which included $632,415 of cash on deposit at an affiliated federally chartered savings bank (Matrix Capital Bank), excess fidelity bond deductible of $293,942 and $13,458 of accounts receivable. The Company adjusted its net capital calculation to reflect these items, and therefore created a net capital deficiency. As a result, on February 19, 2004, the Company transferred cash on deposit at Matrix Capital Bank to its clearing firm, which resulted in excess net capital of $509,393 at that time. The Company may be subject to fine and/or penalty as a result of the deficiency, however, it does not believe any such fine or penalty will have a material impact on its financial position or results of operations. Management has no reason to believe the NASD will revoke its license for this matter at this time.

The Company had no subordinated debt at December 31, 2003 or 2002 or at any time during the years then ended.

(4) Related-Party Transactions

On October 1, 2001 and as amended effective January 1, 2002, the Company along with its Parent, entered into a Small Business Administration (SBA) Loan Brokerage Agreement (the Agreement) with Matrix Capital Bank, an affiliated company. Under the Agreement, the Company provides certain loan brokerage services to Matrix Capital Bank relating to the purchase, pooling, and sale of SBA loans and securities. Under the Agreement, the Parent oversees the Company's management of its operations and systems in connection with its performance under the Agreement. Additionally, the Parent collects and remits, to the

Company, all brokerage fees due from Matrix Capital Bank under the Agreement. Related party brokerage revenue for the years ended December 31, 2003 and 2002 of $2,910,554 and $1,487,362, respectively, represents fees generated under the Agreement. Additionally, accounts receivable due from Parent at December 31, 2003 and 2002 of $446,698 and $473,739, respectively, relates to the purchase, pooling, and sale of SBA loans and securities on behalf of Matrix Capital Bank.

Various administrative services are provided by Matrix. Certain expenses allocated to the Company by Matrix based on estimated usage of shared services were $105,958 and $68,125 for the years ended December 31, 2003 and 2002, respectively, which is part of other expenses in the statements of operations. Accounts payable due to affiliated company at December 31, 2003 and 2002 of $283,613 and $118,837, respectively, is for various operating expenses initially paid by Matrix on behalf of the Company.

During 2003 and 2002, Matrix forgave $100,000 and $327,000, respectively, of accounts payable owed to it by the Company, respectively, which was recorded as an increase in additional paid-in capital.

(5) Furniture and Equipment

At December 31, 2003 and 2002, the Company's furniture and equipment consisted of the following:

		2003	2002
Furniture and fixtures	$	35,641	23,811
Equipment		39,582	39,582
Computer hardware		70,483	30,525
		145,706	93,918
Less accumulated depreciation		95,040	50,978
	$	50,666	42,940

(6) Operating Leases

The Company leases office space and certain equipment under noncancelable operating leases. Annual amounts due under the office and equipment leases are as follows:

Year ending December 31:		
2004	$	181,581
2005		171,036
2006		150,658
2007		104,807
2008		41,957
	$	650,039

(Continued)

Rent expense for the years ended December 31, 2003 and 2002 totaled $141,269 and $102,352, respectively, and is included in occupancy and equipment expense. Included in rent expense for 2003 and 2002 was $71,959 and $11,727 related to office space leased from Matrix Tower Holdings, LLC, a wholly owned subsidiary of Matrix Capital Bank, an affiliate. Included in rent expense for the years ended December 31, 2003 and 2002 was $12,828 and $0 related to office space leased from LPMV Realty Partners I, L.P., in which an officer of the Company is a limited partner.

(7) Defined Contribution Plan

The Company has a 401(k) defined contribution plan (Plan) through Matrix covering all employees who have elected to participate in the Plan. Each participant may make pre-tax contributions to the Plan up to 15% of such participant's earnings with a maximum of $12,000 and $11,000 in 2003 and 2002, respectively. The Company makes a matching contribution of 50% of the first 6% of the participant's total contribution. Matching contributions made by the Company vest over 5 years. The Company contributed $45,211 and $34,792 for the years ended December 31, 2003 and 2002, respectively and is included in salaries, commissions and employee benefits expense in the statements of operations.

(8) Income Taxes

For the years ended December 31, 2003 and 2002, the income tax expense varied from the amount computed at the 34% statutory federal rate, as follows:

		2003	2002
Federal tax at statutory rate	$	234,621	26,187
Net effect of permanent differences		7,567	7,762
State income taxes, net of federal benefit		20,495	2,253
Other		1,770	1,137
	$	264,453	37,339

The income tax expense for the years ended December 31, 2003 and 2002 consisted of $233,400 and $33,873, of federal income tax, respectively, and $31,053 and $3,466 of state taxes, respectively.

Income tax payments for the years ended December 31, 2003 and 2002 totaled $260,454 and $0, respectively.

Schedule I

FIRST MATRIX INVESTMENT SERVICES CORPORATION

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2003

Net capital:		
Total stockholder's equity per the accompanying financial statements	$	1,423,396
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment, net		(50,666)
Prepaid expenses and other assets		(29,110)
Unsecured receivable		(168,365)
Receivable from Parent		(446,698)
		(694,839)
Net capital	$	728,557
Aggregate indebtedness:		
Items included in statement of financial condition:		
Commissions payable and other liabilities	$	(132,656)
Accounts payable		—
Accounts payable due to affiliated company		(283,613)
Accrued income taxes due to affiliated company		(58,335)
Accrued expenses		(565,446)
Total aggregate indebtedness	$	(1,040,050)
Computation of basic net capital requirement:		
Minimum net capital required (6.2/3% of total aggregate indebtedness)	$	69,336
Minimum dollar net capital requirement of reporting broker/dealer		5,000
Net capital requirement (greater of above two minimum requirement amounts)		69,336
Net capital in excess of required minimum		659,221
Ratio: Aggregate indebtedness to net capital		1.43
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	728,557
Nonallowable assets reported as allowable:		
Cash on deposit at affiliated federally chartered savings bank		(632,415)
Excess fidelity bond deductible		(293,942)
Accounts receivable		(13,458)
Net capital after adjustments		(211,258)
Net capital requirement per above		69,336
Net capital deficiency as adjusted	$	(280,594)

Note: Adjustments were determined based on routine NASD examination of Company's books and records. Upon learning of the adjustments to the net capital calculation, the Company transferred cash from an affiliate bank to its clearing firm account in the amount of $750,000, which resulted in excess capital of $509,393 at February 19, 2004.

See accompanying independent auditors' report.

Schedule II

FIRST MATRIX INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Statement Regarding Rule 15c3-3

December 31, 2003

Exemptive Provisions

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Southwest Company.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

The Board of Directors
First Matrix Investment Services Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of First Matrix Investment Services Corporation (the Company), a wholly owned subsidiary of Matrix Bancorp, Inc., for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserves System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, the Company's management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Denver, Colorado
February 25, 2004